SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                                APA OPTICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   001853 10 0
                                 (CUSIP Number)

                          Michele D. Vaillancourt, Esq.
                           Winthrop & Weinstine, P.A.
                 3000 Dain Bosworth Plaza, 60 South Sixth Street
                          Minneapolis, Minnesota 55402
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 1995
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

                                                            SCHEDULE 13D
------------------------------------------------------                        -----------------------------------------------------
CUSIP No.  001853 10 0                                                           PAGE       2       OF       6       PAGES
------------------------------------------------------                        -----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 1           NAMES OF REPORTING PERSON

                      Herman H. Lee
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      ###-##-####

-----------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a)[_]
                                                                                                                           (b)[X]

-----------------------------------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS*

                      PF
-----------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]

                      Not applicable.
-----------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
-----------------------------------------------------------------------------------------------------------------------------------
                              7          SOLE VOTING POWER
         NUMBER OF
           SHARES                        771,400 shares
        BENEFICIALLY          -----------------------------------------------------------------------------------------------------
          OWNED BY            8          SHARED VOTING POWER
            EACH
          REPORTING                      0 shares
           PERSON             -----------------------------------------------------------------------------------------------------
            WITH              9          SOLE DISPOSITIVE POWER

                                         771,400 shares
                              -----------------------------------------------------------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                         0 shares
-----------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      771,400 shares
-----------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [_]

                      Not applicable.
-----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.2%
-----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                      IN
-----------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share, of APA Optics, Inc. a Minnesota corporation, ("Issuer"), having its principal executive offices at 2950 NE 84th Lane, Blaine, Minnesota 55434.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the reporting person is Herman H. Lee ("Reporting Person").

         (b) The Reporting Person's address is Route 1, Box 55, Borup, Minnesota 56519.

         (c) The Reporting Person's principal occupation is real estate owner and the name, principal business and address of the corporation in which such business is conducted is Hidden Lakes Apartments, a North Carolina partnership, Route 1, Box 55, Borup, Minnesota 56519.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of the Issuer acquired by the Reporting Person were acquired with personal funds in the total aggregate amount of approximately $1,561,375.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person holds the Issuer's common stock for investment purposes. The Reporting Person may, in the future, acquire shares of the Issuer's common stock and will report any such acquisitions as required by Rule 13d-2(a) under the Securities Exchange Act of 1934 ("Exchange Act").

         The Reporting Person does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer (such as a merger, reorganization or liquidation), the sale or transfer of a material amount of its assets, any change in its present board of directors or management, any material change in its capitalization or dividend policy, any other material change in the Issuer's business or corporate structure, any change in its charter or bylaws or any other actions which may impede the acquisition of control of the Issuer by any person, causing a class of the Issuer's securities to cease to be quoted in an inter-dealer quotation system, the termination of registration of the Issuer's securities under the Exchange Act, or similar actions or events.

                                Page 3 of 6 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to information provided by the Issuer in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996, as of September 30, 1996, there were 8,304,624 shares of the Issuer's common stock outstanding. At the present time, the Reporting Person beneficially owns an aggregate of 771,400 shares of the Issuer's common stock (including currently exercisable warrants to acquire up to 105,000 shares), constituting approximately 9.2% of the Issuer's outstanding shares.

         (b) The Reporting Person has sole voting power and sole dispositive power with respect to 771,400 shares, consisting of 660,800 shares and currently exercisable warrants to acquire up to 105,000 shares which are held by him directly. The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his spouse or children, and any ownership interest in said securities is disclaimed.

         (c) Information with respect to transactions in the common stock of the Issuer that were effected by the Reporting Person since September 14, 1996 is set forth below:

                                         Shares             Price
                                        Acquired             Per        Where
Name of Person             Date      (Disposed of)          Share    Transacted*
--------------             ----      -------------          -----    -----------

Reporting Person         09/14/96        3,000              $6.00

Reporting Person         09/18/96        3,000              $6.00

Reporting Person         09/19/96        3,000              $5.87

Reporting Person         09/20/96        1,300              $5.75

Reporting Person         09/30/96        1,500              $5.37

Reporting Person         09/30/96        2,000              $5.62

Reporting Person         10/03/96        1,000              $5.62

Reporting Person         10/07/96        1,000              $5.62

Reporting Person         10/19/96        1,000              $5.62

Reporting Person         10/26/96        2,000              $5.50

Reporting Person         10/28/96        1,000              $5.62

Reporting Person         10/28/96        1,000              $5.37

Reporting Person         11/11/96          600              $5.25

---------------------
* All described transactions were open market purchases conducted on The Nasdaq SmallCap Market.

                                Page 4 of 6 Pages

         (d) The Reporting Person's spouse and children do not have the right to receive dividends from, or the proceeds from the sale of, the shares held by them or for their benefit. No such person has an interest which relates to more than 5% of the Issuer's common stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 1996.


                                                               /s/ Herman H. Lee
                                                               -----------------
                                                               Herman H. Lee

MPLS:99824-1

                                Page 6 of 6 Pages